                                             FILED BY TOREADOR RESOURCES
                                             CORPORATION PURSUANT TO
                                             RULE 425 OF THE SECURITIES
                                             ACT OF 1933 AND DEEMED
                                             FILED PURSUANT TO RULE
                                             14a-12 OF THE SECURITIES
                                             EXCHANGE ACT OF 1934.
                                             SUBJECT COMPANY: TOREADOR RESOURCES
                                             CORPORATION
                                             COMMISSION FILE NO: 0-2517


THE FOLLOWING PRESS RELEASE WAS MADE BY TOREADOR RESOURCES CORPORATION:


            TOREADOR RESOURCES CORPORATION ANNOUNCES EFFECTIVENESS OF
                         FORM S-4 REGISTRATION STATEMENT


DALLAS, TEXAS - DECEMBER 12, 2001 - TOREADOR RESOURCES CORPORATION (NASDAQ - NMS
- TRGL) announced today that it had been notified by the Securities and Exchange Commission that the Registration Statement on Form S-4 it filed in conjunction with the previously announced proposed merger with Madison Oil Company is now effective and that both companies have mailed the joint proxy statement/ prospectus included in the Registration Statement on Form S-4 to their respective stockholders.

Both Toreador and Madison have scheduled special meetings of stockholders that will be held on Monday, December 31, 2001 in Dallas, Texas at 8:30 a.m. Toreador's meeting will be held at the offices of Haynes and Boone, LLP, 901 Main Street, Suite 2900. Madison's meeting will held at its offices located at 9400 North Central Expressway, Suite 1209.

The presence of holders of record of one-third of the Toreador shares of common stock outstanding on November 5, 2001, either in person or represented by proxy, is required for a quorum at Toreador's special stockholders' meeting. Approval of the issuance of the Toreador common stock requires the affirmative vote of a majority of the shares of Toreador common stock cast at the Toreador special stockholders' meeting. On November 5, 2001, the Directors and other affiliated parties of Toreador held approximately 34% of the shares of common stock issued and outstanding and eligible to vote at the Toreador special stockholders' meeting.

Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Madison common stock on November 11, 2001. Mr. Herbert L. Brewer and Mr. David M. Brewer hold, directly and indirectly, approximately 51% of the Madison shares issued and outstanding and eligible to vote at the Madison special meeting. The



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Brewers and one of their related entities have entered into a voting agreement under the terms of which they commit to vote their shares to approve the merger.

Plans call for the relocation of all Dallas-based Madison personnel to Toreador's offices on January 15, 2001.



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CONTACT:

Douglas W. Weir, V. P. and CFO                  Richard D. Preston, V. P and CFO
Toreador Resources Corporation                  Madison Oil Company
(214) 559-3933 or (800) 966-2141                (214) 373-6071


                                INVESTOR NOTICES

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other then statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements, including the completion of the proposed transaction and other matters.

Investors and security holders are advised to read the definitive joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed merger because it contains important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Toreador with the SEC at the SEC's website at www.sec.gov or at the Canadian website at www.sedar.com. The definitive joint proxy statement/prospectus and such other documents (relating to Toreador) may also be obtained for free from Toreador by directing such requests to: Toreador Resources Corporation, 4809 Cole Avenue, Suite 108, Dallas, Texas 75205,
Attention: Doug Weir, telephone: (214) 559-3933 or (800) 966-2141, e-mail: dweir@toreador.net. The definitive joint proxy statement/prospectus and such other documents (relating to Madison) may also be obtained for free from Madison by directing such requests to: Madison Oil Company, 9400 North Central Expressway, Suite 1209, Dallas, Texas 75231, Attention: Richard D. Preston, telephone: (214) 373-6071, e-mail: rdp@madisonoilco.com.





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